Mail Stop 4561

November 7, 2006

Mr. James R. Boldt
Chairman and Chief Executive Officer
Computer Task Group, Inc.
800 Delaware Avenue
Buffalo, NY 14209

> **Re:** **Computer Task Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for the quarter ended June 30, 2006**
> **Filed August 8, 2006**
> **Forms 8-K filed during Fiscal 2006**
> **File No. 1-9410**

Dear Mr. Boldt:

We have reviewed your response to our letter dated September 7, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-K for the period ended December 31, 2005

MD&A, pages 16-26

1.	We note your response to previous comment number 1. In your August 21, 2006 response to comment number 1 you indicated that you produce revenue reports summarizing staffing and solutions services within each of your identified verticals. Your current response, dated September 19, 2006, indicates that you do not measure the amount of IT staffing and IT solutions revenue within each of your identified verticals. These statements appear to contradict each other and should be clarified accordingly. Further,

Mr. James R. Boldt
Computer Task Group, Inc.
November 7, 2006

provide us with all of the information currently reviewed by the CODM so that we may further evaluate your accounting and related disclosures.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

Revenue and Cost Recognition, page 33

2. We note your response to previous comment number 2. Confirm that the supplemental information, included within response number 2 in your August 21, 2006 letter, addressing your accounting for both time and materials and monthly fee contracts will be included within your revenue recognition accounting policy going forward. When performing fixed price service contracts the company, under SAB 104, is required to utilize the proportional performance method using an output measure to measure performance. Your current accounting for fixed price service contracts indicates that you are utilizing an input measure with the percentage of completion method. Tell us why your current accounting is not materially different than the authoritative literature outlined within SAB 104 and the Corporation Finance Current Accounting and Disclosure Issues issued December 1, 2005. Tell us the amount of revenues derived from fixed price service contracts during the three most recent fiscal periods as well as the interim periods of fiscal 2006.

Form 10-Q filed for the period ended June 30, 2006

3. We note your response to previous comment number 3. Your disclosures within MD&A in the Form 10-Q filed for the quarter ended June 30, 2006 indicate that the loss of staffing will result in the loss of approximately $25-$30 million of annual revenue and will unfavorably impact the company's profits beginning in the 3rd quarter of fiscal 2006. Your response indicates that the loss of staff did not apply to or effect the value of the reporting unit to which goodwill relates. Provide us supplementally with the most recent goodwill impairment analysis that supports your accounting. Indicate if the analysis has been updated to reflect the significant change in business conditions. Further, tell us whether there is any expected additional impact on the level of IBM revenues recognized by the company. We note that IBM contributed approximately 38% of total revenues during the first six months of fiscal 2006.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

Mr. James R. Boldt
Computer Task Group, Inc.
November 7, 2006

You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3226 with any other questions as I supervised the review of your filing.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant